Exhibit 99.1

ELBIT IMAGING ANNOUNCES UPDATED FINDINGS FROM GAMIDA CELL’S PHASE I/II STUDY OF NICORD

Tel Aviv, Israel, March 20, 2018, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today, further to its press release dated December 12, 2017 that Gamida Cell Ltd. (“Gamida”), an indirect shareholding of the Company, has presented new data on immune reconstitution (IR) from its phase I/II study of NiCord in high-risk hematologic malignancies (the “Study”) at the Annual Meeting of the European Society for Blood and Marrow Transplantation (EBMT), that is taking place these days at Lisbon, Portugal (the “Meeting”).

The IR findings of a random subgroup of 22 adults patients (median age approximately 22 years) from the Study, in compared to 47 young patients (median age approximately 22 years) with hematologic malignancies treated by unmanipulated CB and unrelated bone marrow without ATG (the “Comparison Group”), are being presented at the Meeting.

The primary endpoint was the probability of achieving CD4+ IR within the first 100 days, a level indicating a significant reconstitution of the immunity system. Additional cellular components of the immunity system were evaluated.

Key findings include:

●	More than 90% of patients have met the primary endpoint (achieved successful CD4+ IR at 100 days after transplantation with NiCord).

●	T-cell IR with NiCord was similar to that observed in the Comparison Group, in which younger patients typically achieved better results after stem cell transplantation.

●	Immune reconstitution of NK cells, B cells and monocytes, was faster, in a statistically significant manner, after transplantation with NiCord when compared to the Comparison Group.

It should be noted that as of this date, Gamida’s products development stage has not been completed yet and there is no certainty that they will be marketed on a commercial basis.

The Company holds approximately 89% of the share capital of Elbit Medical Technologies Ltd. (TASE: EMTC-M) (approximately 58% on a fully diluted basis) which, in turn, holds approximately 18% (approximately 14% on a fully diluted basis) of the share capital in Gamida.

For Further Information:

Company Contact

Ron Hadassi

Chief Executive Officer & Chairman of the Board of Directors

Tel: +972-3-608-6048

Fax: +972-3-608-6050

ron@elbitimaging.com